FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: April 19, 2007	/s/ Donat Madilo Donat Madilo Treasurer

EXHIBIT INDEX

1.	Notice of Annual and Special Meeting of Shareholders dated April 9, 2007

2.	Management Information Circular

3.	Form of Proxy

4.	Supplemental Form

EXHIBIT 1

BANRO CORPORATION

Suite 7070, 1 First Canadian Place

100 King Street West

Toronto, Ontario M5X 1E3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of shareholders of Banro Corporation (the “Corporation”) will be held at the offices of Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, Suite 500, 100 Wellington Street West, Toronto, Ontario on Tuesday, the 8th day of May, 2007 at the hour of 9:00 a.m. (Toronto time), for the following purposes:

(1)	To receive and consider the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2006, together with the auditors’ report thereon;

(2)	To elect directors of the Corporation;

(3)

To reappoint BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation;

(4)

To consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, certain amendments to the Corporation’s Stock Option Plan, as such amendments are described in the management information circular of the Corporation (the “Circular”) accompanying and forming part of this Notice; and

(5)	To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the accompanying Circular. This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer & Trust Company, Suite 400, 200 University Avenue Toronto, Ontario, M5H 4H1.

DATED at Toronto, Ontario this 9th day of April, 2007.

BY ORDER OF THE BOARD

/s/ Arnold T. Kondrat

Arnold T. Kondrat

Executive Vice President

NOTE:

The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 7th day of May, 2007 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

EXHIBIT 2

BANRO CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”), which is dated April 9, 2007, is furnished in connection with the solicitation of proxies by the management of BANRO CORPORATION (the “Corporation”) for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the “Notice”). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each person named in the enclosed form of proxy is an officer or a director of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER & TRUST COMPANY, SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 7TH DAY OF MAY, 2007, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other

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manner permitted by law. The Corporation’s registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited. If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders. In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as “non-objecting beneficial owners”), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders. If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation’s blue form of proxy (the “Corporation’s Blue Proxy Form”)), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation’s Blue Proxy Form and return it to Equity Transfer & Trust Company (the Corporation’s transfer agent) by regular mail in the return envelope provided or by fax at (416) 361-0470. If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation’s Blue Proxy Form (and striking out the names of the persons designated in such form) and return the Corporation’s Blue

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Proxy Form to Equity Transfer & Trust Company by regular mail in the return envelope provided or by fax at (416) 361-0470 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting. The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions. If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting. Your shares can only be voted in accordance with your instructions. If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

VOTING SECURITIES AND PRINCIPAL HOLDER THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As of the date of this Circular, an aggregate of 39,770,137 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

All shareholders of record at the close of business on April 4, 2007 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them. However, if a shareholder has transferred any shares after April 4, 2007 and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

The Corporation believes that institutional accounts (the “CGII Accounts”) managed by affiliates of Capital Group International, Inc. (“CGII”) hold, in the aggregate, more than 10% of the outstanding common shares of the Corporation. As of the date of this Circular, to the knowledge of the directors and officers of the Corporation, CGII is the only person or company which beneficially owns, directly or indirectly, or controls or directs 10% or more of the outstanding common shares of the Corporation. To the knowledge of the Corporation, the last public filing by CGII disclosing the number of shares held by CGII Accounts was in February 2007 and this filing indicated that CGII Accounts held 4,982,200 (which currently represent 12.52%) of the outstanding common shares of the Corporation. The Corporation does not know the number of shares of the Corporation held by CGII Accounts as at the date of this Circular.

CURRENCY

As the Corporation’s financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated.

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ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than twenty (20) directors and not less than three (3) directors to be elected annually. The number of directors to be elected at the Meeting is seven (7). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, directly or indirectly, or over which he exercises control or direction as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed (2)
John A. Clarke (3) (4) Director West Vancouver, British Columbia, Canada	President of Nevsun Resources Ltd. (a mineral exploration and development company).	February 3, 2004	18,000
Peter N. Cowley Chief Executive Officer, President and a director Surrey, United Kingdom	Chief Executive Officer and President of the Corporation.	January 13, 2004	28,000
Piers A. Cumberlege (3) (4) Montreal, Quebec, Canada Director	Vice President, Private Equity at Cordiant Capital Inc. (an investment fund manager).	July 17, 2006	Nil
Arnold T. Kondrat Executive Vice President and a director Toronto, Ontario, Canada	Executive Vice President of the Corporation and Executive Vice President of BRC Diamond Corporation (a diamond exploration company).	May 3, 1994	2,084,598
Richard J. Lachcik Director Oakville, Ontario, Canada	Partner of Macleod Dixon LLP (a law firm). (5)	August 23, 1996	50,000

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Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed (2)
Bernard R. van Rooyen (3)(4) Director Johannesburg, South Africa	Deputy Chairman of Mvelaphanda Resources Limited (a company which holds major interests in public gold, platinum and diamond mining companies); director of various private and public companies engaged in mining.	June 16, 1997	95,466
Simon F.W. Village Chairman of the Board of Directors and a director Kent, United Kingdom	Chairman of the Board of Directors of the Corporation.	March 8, 2004	Nil (6)

(1)

Applicable securities law requires that the Corporation also disclose the principal occupations of each proposed director during the last five years, unless the proposed director is now a director and was elected to his present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular. Based on these requirements, the principal occupations during the last five years of Mr. Cumberlege must be disclosed. Mr. Cumberlege has been Vice President, Private Equity at Cordiant Capital Inc. since April 2005. He was Vice President Global Partnerships at Bombardier Inc. (a manufacturer of rail and air transportation equipment) from February 2004 to February 2005 and, prior to February 2004, he was Vice President of Bombardier International.

(2)	The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(3)	Member of the audit committee of the board of directors of the Corporation (the “Audit Committee”).

(4)	Member of the compensation committee of the board of directors of the Corporation (the “Compensation Committee”).

(5)	Macleod Dixon LLP acts as counsel to the Corporation.

(6)

Acorn Holdings & Investments Ltd. (“Acorn”) holds 288,400 common shares of the Corporation. Acorn is 100% held by Clermont Corporate Services Ltd. as trustee of the Village Family Trust. The beneficiaries of this trust are Mr. Village’s children. Mr. Village was not a settlor of the trust and is excluded as a beneficiary of the trust. Mr. Village does not control or direct the trust.

Audit Committee Information

Reference is made to item 9 of the Corporation’s annual information form dated March 30, 2007 (the “AIF”) for additional disclosure relating to the Audit Committee required to be included in the AIF by Multilateral Instrument 52-110 - Audit Committees. A copy of the AIF can be obtained from SEDAR at www.sedar.com.

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Cease Trade Orders and Bankruptcies

Except as set forth below, none of the proposed directors of the Corporation as set forth in the above table is or has been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity,

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order than denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Mediterranean Resources Ltd. (which was then named Mediterranean Minerals Corp.) (“Mediterranean”) was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on August 17, 2005 (following the filing of the required records). Mr. John A. Clarke, a director of the Corporation, is a director of Mediterranean and was a director of Mediterranean during the time the said cease trade order was in effect.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Inc. (which was then named Eurasia Gold Corp.) (“Eurasia”) was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records). Mr. Richard J. Lachcik, a director of the Corporation, is a director of Eurasia and was a director of Eurasia during the time the said cease trade order was in effect.

No proposed director of the Corporation as set forth in the above table has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

No proposed director of the Corporation as set forth in the above table has been subject to: (a) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director of the Corporation as set forth in the above table.

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APPOINTMENT OF AUDITORS

BDO Dunwoody LLP, Chartered Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation on November 21, 2002 (prior to November 21, 2002, PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, were the auditors of the Corporation and PWC were first appointed auditors effective September 16, 1996). Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Dunwoody LLP as the Corporation’s auditors, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation. The resolution shareholders will be asked to approve with respect to such reappointment must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of BDO Dunwoody LLP.

AMENDMENTS TO STOCK OPTION PLAN

Maximum Number Amendment

The Corporation has a Stock Option Plan (the “Option Plan”) for the benefit of directors, officers, employees and consultants of the Corporation or any subsidiary of the Corporation. The terms of the Option Plan are summarized in this Circular under “Terms of Stock Option Plan”. The board of directors of the Corporation (the “Board”) believes that stock options provide an effective tool for the Corporation to enable the Corporation to attract and retain key personnel in the face of competition from much larger companies, without having to sharply increase salary levels.

The Option Plan fixes the maximum number (the “Maximum Number”) of common shares of the Corporation that may be issued pursuant to the exercise of stock options granted under the Option Plan. As a result, as stock options are granted by the Board under the Option Plan, the number of stock options available for future grants is reduced by an amount equal to the number of stock options granted. (for example, if the Maximum Number was fixed at 1,000 and if the Board granted 900 stock options, the number of stock options available for future grant would be only 100). It therefore becomes necessary from time to time to replenish the number of stock options available under the Option Plan in order to be able to continue utilizing the Option Plan.

The Board, by resolution passed at a meeting of the Board held on September 22, 2006, approved, subject to and conditional upon receipt of shareholder approval and the approval of the Toronto Stock Exchange, an amendment (the “Maximum Number Amendment”) to the Option Plan to increase the Maximum Number by 1,800,000. In other words, the Board wishes to replenish the number of stock options available under the Option Plan by 1,800,000.

Taking into account the Maximum Number Amendment and the stock options that have been granted since the Maximum Number Amendment was approved by the Board, the aggregate number of common shares of the Corporation issuable pursuant to the exercise of stock options currently outstanding (3,629,551) or which may in the future be granted under the Option Plan (812,000) is 4,441,551, which is equal to 11.16% of the number of common shares of the Corporation which are currently outstanding.

Of the 3,629,551 stock options which are currently outstanding, 1,088,000 (the “Conditional Options”) of these were granted subject to and conditional upon the Maximum Number Amendment being approved by the Corporation’s shareholders and by the Toronto Stock Exchange. 770,000 of the Conditional Options were granted to “insiders” of the Corporation(1) and the balance were granted to

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employees who are not “insiders” of the Corporation (where “insider” has the meaning set out under applicable Canadian securities laws).

(1)

“Insiders” comprise: (a) the “Named Executive Officers” referred to under “Statement of Executive Compensation” and the non-executive directors of the Corporation (see “Statement of Executive Compensation” with respect to the number of Conditional Options granted to these officers and directors); (b) other officers of the Corporation, being the Corporation’s Treasurer (who received 45,000 of the Conditional Options), the Corporation’s Vice President, Corporate Development (who received 10,000 of the Conditional Options), and the Corporation’s Corporate Secretary (who received 20,000 of the Conditional Options); and (c) other employees who fall within the definition of “insider”.

Black-Out Period and Amendment Provision Amendments

The Board, by resolution dated effective March 1, 1007, approved, subject to and conditional upon receipt of shareholder approval and the approval of the Toronto Stock Exchange, certain amendments to section 6 and section 16 of the Option Plan.

Section 6 of the Option Plan was amended by the Board by adding to clause 6(a) the words highlighted in bold and underlined below. Section 6 of the Option Plan was also amended by the Board by adding clause 6(e) as a new clause at the end of such section. Clause 6(e) is set out below.

Clause 6(a):

“All Stock Options shall be for a term (the “Term”) determined in the discretion of the Board at the time of the granting of the Stock Options, provided that, except in the case of a “Black-Out Period” (as defined in clause 6(e) below), no Stock Option shall have a Term exceeding ten years and, unless otherwise determined by the Board pursuant to clause 6(b) below, a Stock Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Eligible Optionee who holds such Stock Option ceasing to be at least one of a director, officer, employee or consultant of the Corporation or a subsidiary of the Corporation for any reason whatsoever (including as a result of death).”

***********************

Clause 6(e):

“Except if not permitted by the TSX, if any Stock Options may not be exercised due to any Black-Out Period (as defined below) at any time within the three business day period prior to the normal expiry date of such Stock Options (the “Restricted Options”), the expiry date of all Restricted Options shall be extended for a period of 10 business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Board). “Black-Out Period” means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of Stock Options.”

The amendments to section 6 of the Plan set out above shall be referred to in this Circular as the “Black-Out Period Amendment”.

Section 16 of the Option Plan (which sets out the Plan’s amendment procedures) was amended by the Board by adding to the end of such section the sentence highlighted in bold and underlined below.

Section 16:

“The Corporation shall retain the right to amend from time to time or to terminate the terms and conditions of this Plan by resolution of the Board. Any amendments shall be subject to the prior consent of all applicable regulatory bodies, including the TSX.

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Amendments and termination shall take effect only with respect to Stock Options granted thereafter, provided that they may apply to any Stock Options previously granted with the mutual consent of the Corporation and the Eligible Optionees holding such Stock Options. The Board shall have the power and authority to approve amendments relating to this Plan or to Stock Options, without further approval of the Corporation’s shareholders, to the extent that such amendments relate to:

(a)	altering the terms of vesting applicable to any Stock Options;

(b)	changes to the date a Stock Option terminates upon the Eligible Optionee ceasing to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries;

(c)

extending the Term of any Stock Options held by a person other than a person who, at the time of the extension, is an “insider” (as such term is defined under the Ontario Securities Act) of the Corporation, provided that the Term does not extend beyond ten years from the date of grant;

(d)	accelerating the expiry date in respect of Stock Options;

(e)	determining the adjustment provisions pursuant to Section 10 hereof;

(f)	amending the definitions contained in this Plan; or

(g)	amendments of a “housekeeping” nature.

The amendment to section 16 of the Plan set out above shall be referred to in this Circular as the “Amendment Provision Amendment”.

With respect to the reference in item (e) above to section 10 of the Option Plan, section 10 of the Option Plan provides, among other things, that, in the event of any change in the Corporation’s common shares through subdivision, consolidation, amalgamation, merger or otherwise, then in any such case the Board may make such adjustment in the Option Plan and in the stock options granted under the Option Plan as the Board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of stock options.

Assuming the Amendment Provision Amendment is approved by shareholders at the Meeting, shareholder approval will not be required for any amendments made to the Option Plan by the Board to the extent such amendments relate to the matters set out in items (a) to (g) above.

Shareholder Approval

As required by the rules of the Toronto Stock Exchange, shareholders of the Corporation will be asked at the Meeting to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the Maximum Number Amendment, the Black-Out Period Amendment and the Amendment Provision Amendment. The resolution shareholders will be asked to approve is as follows:

WHEREAS the board of directors of the Corporation has approved, subject to and conditional upon receipt of shareholder approval and the approval of the Toronto Stock Exchange, certain amendments (the “Plan Amendments”) to the Corporation’s Stock Option Plan;

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AND WHEREAS the Plan Amendments are described in the Corporation’s management information circular dated April 9, 2007 under the heading “Amendments to Stock Option Plan” and are referred to therein as the Maximum Number Amendment, the Black-Out Period Amendment and the Amendment Provision Amendment;

AND WHEREAS shareholders of the Corporation wish to approve, confirm and ratify the Plan Amendments pursuant hereto;

NOW THEREFORE BE IT RESOLVED THAT:

1.	the Plan Amendments be and are hereby approved, confirmed and ratified; and

2.

any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with the foregoing.

To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution, other than votes attaching to common shares of the Corporation beneficially owned by insiders of the Corporation to whom stock options may be granted under the Option Plan (“Insiders”) and associates of such Insiders (1). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution.

(1)

Based on information furnished to the Corporation by Insiders, the number of votes attaching to common shares of the Corporation beneficially owned by Insiders and Insiders’ associates is currently 2,330,062 in the aggregate.

STATEMENT OF EXECUTIVE COMPENSATION

Applicable securities law requires that a “Statement of Executive Compensation” in accordance with Form 51-102F6 be included in this Circular. Form 51-102F6 prescribes the disclosure requirements in respect of the compensation of certain executive officers and directors of reporting issuers. The following addresses the items identified in Form 51-102F6. For the purposes of this section of the Circular, Peter N. Cowley, J. Gregory Short, Simon F.W. Village, Arnold T. Kondrat and Michael B. Skead shall collectively be referred to as the “Named Executive Officers” and shall individually be referred to as a “Named Executive Officer”.

Summary Compensation Table

The following table (which is presented in accordance with Form 51-102F6) sets forth certain information with respect to the named individuals for the financial years ended December 31, 2006, December 31, 2005 and December 31, 2004. Other than as set out in the following table, no executive officer of the Corporation received, during any of the said financial years, total salary and bonus in excess of Cdn$150,000.

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		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Shares under Options Granted (#)	All other Compensation
Peter N. Cowley Chief Executive Officer (1)	2006 2005 2004	$218,821 $224,524 $117,540	$84,299 $67,357 Nil	Nil Nil Nil	215,000 Nil 800,000	Nil Nil Nil
J. Gregory Short Chief Financial Officer (2)	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 20,000	$22,483 (3) $21,209 (3) $12,314 (3)
Simon F.W. Village Chairman of the Board (4)	2006 2005 2004	$179,256 $183,702 $32,068	$69,764 $249,097 Nil	Nil Nil Nil	215,000 Nil 600,000	Nil Nil Nil
Arnold T. Kondrat Executive Vice President (5)	2006 2005 2004	$190,447 $178,394 $166,277	$57,134 $52,858 Nil	Nil Nil Nil	215,000 Nil 400,000	Nil Nil Nil
Michael B. Skead Vice President, Exploration (6)	2006 2005 2004	$120,000 $120,000 $83,000	$40,500 $42,000 Nil	Nil Nil Nil	110,000 50,000 200,000	Nil Nil Nil
William R. Wilson Former Chief Executive Officer (7)	2004	Nil	Nil	Nil	Nil	$4,986 (8)
Donat K. Madilo Treasurer	2004	$88,623	Nil	Nil	40,000	Nil

(1)	Mr. Cowley became Chief Executive Officer and President of the Corporation on June 1, 2004.

(2)	Mr. Short became Chief Financial Officer of the Corporation on June 24, 2004.

(3)	Represents consulting fees paid by the Corporation to Mr. Short.

(4)	Mr. Village became Chairman of the Board of the Corporation on November 3, 2004.

(5)	Mr. Kondrat was also Chief Executive Officer and President of the Corporation from January 13, 2004 to June 1, 2004.

(6)	Mr. Skead was hired as the Corporation’s Exploration Manager in May 2004, and became Vice President, Exploration of the Corporation on August 8, 2005.

(7)	Mr. Wilson was Chief Executive Officer and President of the Corporation from January 16, 2001 to January 13, 2004.

(8)	Represents consulting fees paid by the Corporation to Mr. Wilson following his resignation as Chief Executive Officer and President of the Corporation on January 13, 2004.

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Long-Term Incentive Plan Awards

The Corporation did not have a long-term incentive plan within the meaning of Form 51-102F6 (the definition of “long-term incentive plan” contained in Form 51-102F6 expressly excludes a stock option plan) during the financial year ended December 31, 2006.

Stock Options

The following table (which is presented in accordance with Form 51-102F6) sets forth certain information with respect to stock options of the Corporation granted to the Named Executive Officers during the financial year ended December 31, 2006.

Name	Shares Under Options Granted (1) (#)	Percentage of Total Options Granted to Employees in 2006	Exercise Price	Market Value of Shares Underlying Options on the Date of Grant (3)	Expiration Date
Peter N. Cowley	130,000 (2) 85,000	6.60% 4.32%	Cdn$15.00 Cdn$13.52	Cdn$15.00 Cdn$13.52	December 18, 2011 October 24, 2011
J. Gregory Short	Nil	N/A	N/A	N/A	N/A
Simon F.W. Village	130,000 (2) 85,000	6.60% 4.32%	Cdn$15.00 Cdn$13.52	Cdn$15.00 Cdn$13.52	December 18, 2011 October 24, 2011
Arnold T. Kondrat	130,000 (2) 85,000	6.60% 4.32%	Cdn$15.00 Cdn$13.52	Cdn$15.00 Cdn$13.52	December 18, 2011 October 24, 2011
Michael B. Skead	60,000 (2) 50,000	3.05% 2.54%	Cdn$15.00 Cdn$13.52	Cdn$15.00 Cdn$13.52	December 18, 2011 October 24, 2011

(1)	3/4 of these stock options vest on the 12 month anniversary of the grant date and the balance vest on the 18 month anniversary of the grant date.

(2)

Each of these stock options was granted subject to and conditional upon the Maximum Number Amendment being approved by the Corporation’s shareholders and by the Toronto Stock Exchange. See the disclosure in this Circular under “Amendments to Stock Option Plan”.

(3)

The market value figure identified in this column of the table is the last closing sale price per share of the common shares of the Corporation prior to the date the applicable stock options were granted, as reported by the Toronto Stock Exchange.

The following table (which is presented in accordance with Form 51-102F6) sets forth details of all exercises of stock options of the Corporation by the Named Executive Officers during the financial year ended December 31, 2006, and the value of all outstanding stock options of the Corporation held by the Named Executive Officers as at December 31, 2006.

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Name	Shares Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Dec. 31, 2006 (#)	Value of Unexercised in-the-Money Options at Dec. 31, 2006(1)
Peter N. Cowley	200,000	Cdn$1,780,000	Exercisable – 600,000 Unexercisable – 215,000	Exercisable – Cdn$7,320,000 Unexercisable – Cdn$168,800
J. Gregory Short	Nil	N/A	20,000	Cdn$224,000
Simon F.W. Village	200,000	Cdn$1,964,651	Exercisable – 600,000 Unexercisable – 215,000	Exercisable – Cdn$6,820,000 Unexercisable – Cdn$168,800
Arnold T. Kondrat	426,000	Cdn$3,888,349	Exercisable – 216,000 Unexercisable – 215,000	Exercisable – Cdn$2,419,200 Unexercisable – Cdn$168,800
Michael B. Skead	100,000	Cdn$840,000	Exercisable – 137,500 Unexercisable – 12,500	Exercisable – Cdn$1,440,625 Unexercisable – Cdn$106,875

(1)	This is based on the last closing sale price per share of the common shares of the Corporation on December 29, 2006 (the last trading day of 2006), as reported by the Toronto Stock Exchange.

Stock Option Repricings

The Corporation did not during the financial year ended December 31, 2006 reprice downward any stock options.

Composition of the Compensation Committee

The members of the Compensation Committee are John A. Clarke, Piers A. Cumberlege and Bernard R. van Rooyen (Mr. Cumberlege replaced Richard J. Lachcik as a member of the Compensation Committee on November 8, 2006). No member of the Compensation Committee was during the most recently completed financial year, or is, an officer or employee of the Corporation or any of its subsidiaries. No member of the Compensation Committee was formerly an officer of the Corporation or any of its subsidiaries, other than Mr. van Rooyen who was President of the Corporation from November 1996 to January 2001.

Report on Executive Compensation

The Corporation’s executive compensation program is based on the objectives of (a) recruiting and retaining the executives critical to the success of the Corporation, (b) providing fair and competitive compensation, (c) balancing the interests of management and shareholders of the Corporation, and (d) rewarding performance, on the basis of both individual and corporate performance. In order to achieve these objectives, the compensation paid to executive officers (including the Corporation’s Chief Executive Officer) consists of three main components: (i) a base salary; (ii) a long term incentive in the form of stock options granted under the Corporation’s Stock Option Plan; and (iii) incentive cash bonuses. Given the Corporation’s current stage of development, compensation is weighted more heavily towards long term incentive compensation by way of stock option grants.

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Base Salary

Base salaries of executive officers are set by having regard to both the base salaries paid by companies comparable to the Corporation and the potential long term compensation provided by stock options as discussed below.

Peter N. Cowley was appointed the Corporation’s Chief Executive Officer and President in June 2004. At that time, Mr. Cowley entered into a written employment agreement with the Corporation that has a three year term and that presently provides for an annual salary of 145,000 United Kingdom pounds (see “Statement of Executive Compensation - Employment Contracts”). The agreement also provides that the Corporation may, in its discretion, pay a bonus to Mr. Cowley annually.

Stock Option Plan

The principal purposes of the Corporation Stock Option Plan (the “Option Plan”) are (a) to attract and retain qualified directors, officers, employees and consultants which the Corporation and its subsidiaries require, (b) to promote a proprietary interest in the Corporation and its subsidiaries, (c) to provide an incentive element in compensation, and (d) to promote the development of the Corporation and its subsidiaries. A summary of the terms of the Option Plan is set forth in this Circular under “Terms of Stock Option Plan”.

Stock options are granted under the Option Plan to executive officers upon their commencement of service. Additional grants are also made periodically under the Option Plan to executive officers (a) to recognize exemplary performance (including in connection with a promotion within the Corporation) or a special contribution, or (b) to provide additional long term incentives.

Stock option grants under the Option Plan to executive officers are determined by factors including the respective responsibilities and contributions to the Corporation of the executive officer, the executive officer’s ability and experience, the number of common shares of the Corporation available for stock options, future hiring plans of the Corporation and the benefits of providing executive officers with a personal interest in maximizing shareholder value.

Mr. Cowley was granted 215,000 stock options under the Option Plan during the financial year ended December 31, 2006. No stock options were granted to Mr. Cowley during fiscal 2005. Mr. Cowley was granted 800,000 stock options under the Option Plan in fiscal 2004.

Incentive Cash Bonuses

Incentive cash bonuses are tied to corporate and individual performance. In 2005, the Corporation adopted a bonus plan (the “Annual Bonus Plan”) for the Corporation’s full-time employees (including executive officers). The Annual Bonus Plan contemplates the payment annually, at the end of each year, of cash bonuses to all full-time employees (provided the employee has had at least six months continuous employment with the Corporation) based on the Corporation achieving certain specified corporate objectives during the year. Bonus amounts are based on a percentage of the employee’s annual base salary. The making of bonus payments under the Annual Bonus Plan and the amount of such payments remain subject to the discretion of the Board.

Additional cash bonuses may also be paid to executive officers from time to time outside of the Annual Bonus Plan on a discretionary basis to recognize exemplary performance or a special contribution.

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During the financial year ended December 31, 2006, Mr. Cowley received a cash bonus of $84,299 under the Annual Bonus Plan.

The foregoing report has been furnished by the Compensation Committee (the members of which are John A. Clarke, Piers A. Cumberlege and Bernard R. van Rooyen).

Performance Graph

The following graph compares the five year cumulative total shareholder return on the common shares of the Corporation to the cumulative total return (assuming reinvestment of dividends) of the S&P/TSX Composite Index (the “TSX”) and to the cumulative total return (assuming reinvestment of dividends) of the S&P/TSX Capped Gold Index (the “TSX Gold”), assuming an initial investment of Cdn$100 was made on December 31, 2001. The price performance of the common shares of the Corporation as shown on the graph does not necessarily indicate future price performance.

December 31,	2001	2002	2003	2004	2005	2006
Banro	100	432	691	1,111	2,432	3,753
TSX	100	88	111	127	158	185
TSX Gold	100	144	164	150	184	235

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Defined Benefit or Actuarial Plan Disclosure

The Corporation does not have a defined benefit or actuarial plan.

Employment Contracts

The Corporation and Mr. Cowley have entered into an employment contract (the “Cowley Agreement”) which sets out the terms upon which Mr. Cowley performs the services of Chief Executive Officer and President of the Corporation. Under the Cowley Agreement, Mr. Cowley is presently paid an annual salary of 145,000 United Kingdom pounds, and the Corporation may, in its sole discretion, pay to Mr. Cowley a bonus in respect of each financial year of the Corporation during which Mr. Cowley’s employment subsists. The term of the Cowley Agreement expires on May 31, 2007 (but may be renewed for a further period by agreement between the Corporation and Mr. Cowley). The Corporation may terminate the Cowley Agreement at any time for cause (as specified in the Cowley Agreement) without notice and without any payment in lieu of notice.

The Corporation and Mr. Kondrat have entered into an employment contract (the “Kondrat Agreement”) which sets out the terms upon which Mr. Kondrat performs the services of Executive Vice President of the Corporation. Under the Kondrat Agreement, Mr. Kondrat is presently paid an annual salary of Cdn$285,000. The Corporation may terminate the Kondrat Agreement at any time for just cause without notice and without any payment in lieu of notice.

The Corporation and Mr. Village have entered into an employment contract (the “Village Agreement”) which sets out the terms upon which Mr. Village performs the services of Chairman of the Board of the Corporation. Under the Village Agreement, Mr. Village is presently paid an annual salary of 120,000 United Kingdom pounds, and the Corporation may, in its sole discretion, pay to Mr. Village a bonus in respect of each financial year of the Corporation during which Mr. Village’s employment subsists. The term of the Village Agreement expires on November 3, 2007 (but may be renewed for a further period by agreement between the Corporation and Mr. Village). The Corporation may terminate the Village Agreement at any time for cause (as specified in the Village Agreement) without notice and without any payment in lieu of notice.

Each of the Cowley Agreement, the Kondrat Agreement and the Village Agreement also provide as follows: (a) in the event of a “change of control” (as such term is defined in each employment agreement) of the Corporation or the “constructive dismissal” (as such term is defined in each employment agreement) of the employee, the employee has the right to terminate his employment agreement and is entitled to be paid by the Corporation an amount equal to two times his annual salary (the “Retiring Allowance”); (b) if immediately prior to such termination the employee holds stock options of the Corporation, the employee shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event the Corporation terminates the employment agreement without cause, the employee is entitled to the stock option exercise rights described above in item (b) and to be paid by the Corporation the Retiring Allowance.

The Corporation and Mr. Skead have entered into an employment contract (the “Skead Agreement”) which sets out the terms upon which Mr. Skead performs the services of Vice President, Exploration of the Corporation. Under the Skead Agreement, Mr. Skead is presently paid an annual salary of $150,000, and the Corporation may, in its sole discretion, pay to Mr. Skead a bonus in respect of each financial year of the Corporation during which Mr. Skead’s employment subsists. The Corporation may terminate the Skead Agreement at any time without cause by giving two month’s notice in writing.

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Compensation of Directors

Other than as set out below, no directors of the Corporation were compensated by the Corporation during the financial year ended December 31, 2006 for their services in their capacity as directors or for services as consultants or experts.

Each of the non-executive directors of the Corporation (other Richard J. Lachcik) were paid directors’ fees of $1,000 per month during the financial year ended December 31, 2006. During the financial year ended December 31, 2006, the Corporation incurred legal expenses of $608,238 to Macleod Dixon LLP, which acts as counsel to the Corporation. Richard J. Lachcik, a director of the Corporation, is a partner of Macleod Dixon LLP. All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Corporation purposes. The directors are entitled to participate in the Corporation’s Stock Option Plan. The following table sets out the stock options of the Corporation granted to the directors of the Corporation under the said Plan during the financial year ended December 31, 2006 (other than the stock options granted to directors who are also Named Executive Officers, which are set out above under “Stock Options”).

Name	Number of Options Granted	Exercise Price	Expiry Date
John A. Clarke	20,000 (1)	Cdn$15.00	December 18, 2011
Piers A. Cumberlege	50,000	Cdn$13.52	October 24, 2011
Piers A. Cumberlege	20,000 (1)	Cdn$15.00	December 18, 2011
Richard J. Lachcik	20,000 (1)	Cdn$15.00	December 18, 2011
Bernard R. van Rooyen	20,000 (1)	Cdn$15.00	December 18, 2011

(1)

Each of these stock options was granted subject to and conditional upon the Maximum Number Amendment being approved by the Corporation’s shareholders and by the Toronto Stock Exchange. See the disclosure in this Circular under “Amendments to Stock Option Plan”.

The Corporation maintains directors’ and officers’ liability insurance for the benefit of directors and officers of the Corporation carrying coverage in the amount of Cdn$10,000,000 as an aggregate limit of liability in each policy year. The total annual premium payable by the Corporation for the policy is Cdn$131,237 and there is a deductible in the amount of Cdn$250,000.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2006, the number of common shares of the Corporation to be issued upon the exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of common shares of the Corporation remaining available for future issuance under equity compensation plans of the Corporation.

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Plan Category	Number of common shares to be issued upon exercise of options, warrants and rights outstanding as at Dec. 31, 2006	Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2006	Number of common shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2006 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders(1)	4,811,051 (2) (3)	Cdn$8.36	800,000 (4)
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	4,811,051 (2) (3)	Cdn$8.36	800,000 (4)

(1)

The only equity compensation plan of the Corporation approved by shareholders is the Corporation’s Stock Option Plan. See the disclosure below under “Terms of Stock Option Plan” for a summary of the terms of such plan.

(2)	As of the date of this Circular, there are outstanding stock options to purchase a total of 3,629,551 common shares of the Corporation.

(3)

1,100,000 of these shares related to stock options which were granted subject to and conditional upon the Maximum Number Amendment being approved by the Corporation’s shareholders and by the Toronto Stock Exchange. See the disclosure in this Circular under “Amendments to Stock Option Plan”.

(4)

This figure takes into account the Maximum Number Amendment made by the Board to the Corporation’s Stock Option Plan, which replenished the number of common shares of the Corporation available for issuance under the Stock Option Plan by 1,800,000. The Maximum Number Amendment requires both shareholder approval and the approval of the Toronto Stock Exchange. Shareholders will be asked at the Meeting to approve the Maximum Number Amendment. See the disclosure in this Circular under “Amendments to Stock Option Plan”.

TERMS OF STOCK OPTION PLAN

The rules of the Toronto Stock Exchange (the “TSX”) provide that listed issuers must disclose on an annual basis, in their information circulars or other annual disclosure document distributed to all security holders, the terms of their security based compensation arrangements. The following summarizes the terms of the Corporation’s Stock Option Plan (the “Option Plan”).

(a)

Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Corporation or a subsidiary of the Corporation, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)

There are currently outstanding under the Option Plan stock options to purchase an aggregate of 3,629,551 common shares of the Corporation (“Common Shares”) (which is equal to 9.12% of the number of Common Shares which are currently outstanding), and the number of new stock options currently available for future grants under the Option Plan is stock options to purchase an aggregate of 812,000 Common Shares (which is equal to 2.04% of the number of Common Shares which are currently outstanding). See the disclosure in this Circular under “Amendments to Stock Option Plan - Maximum Number Amendment” for additional information relating to the currently outstanding stock options of the Corporation and stock options available for future grants under the Option Plan.

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(c)

The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the “Market Price”. “Market Price” means the last closing price of the Common Shares on the TSX prior to the date the stock option is granted.

(d)

All stock options shall be for a term (the “Term”) determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a term exceeding ten years and, unless otherwise determined by the Board in its discretion in accordance with the terms of the Option Plan as referred to in the next paragraph below, a stock option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer, employee or consultant of the Corporation or a subsidiary of the Corporation for any reason whatsoever.

Provided a departing optionee has been with the Corporation for at least 12 months, the Board may in its discretion determine that any vested stock options held by such departing optionee will continue to be exercisable after the departure from the Corporation of the optionee for a period of time not to exceed the balance of the Term of such stock options.

(e)

Unless otherwise determined by the Board, 3/4 of the stock options granted pursuant to the Option Plan vest on the 12 month anniversary of their grant date and the remaining 1/4 of such stock options vest on the 18 month anniversary of the grant date.

(f)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(g)

Disinterested shareholder approval is required prior to any reduction in the exercise price of a stock option or any extension of the Term of a stock option if the optionee holding such stock option is an insider of the Corporation.

(h)

The disclosure in this Circular under “Amendments to Stock Option Plan - Black-Out Period and Amendment Provision Amendments” sets out the terms of the amendment provision of the Option Plan (including the amended terms which require shareholder approval).

(i)

The Board has full and final discretion to interpret the provisions of this Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and all optionees, subject to shareholder approval if required by the TSX.

In November 2005, the Common Shares ceased trading on the TSX Venture Exchange (the “TSX-V”) and commenced trading on the TSX. In January 2006, the Board amended the Option Plan. Shareholder approval for the amendments made (the “Amendments”) was not required by the terms of the Option Plan or by the rules of the TSX. The Amendments (which are reflected in the summary of the terms of the Option Plan set out above) included the following: (i) to change the vesting schedule applicable to stock options granted under the Option Plan to the schedule set out in item (e) above (prior to the Amendments, the Option Plan provided that 1/4 of the stock options granted pursuant to the Option Plan vest immediately on their date of grant and another 1/4 of such stock options vest on each of the 6 month, 12 month and 18 month anniversaries of the grant date); (ii) to increase from five years to ten years the maximum Term of stock options granted under the Option Plan (the five year restriction related to a requirement of the TSX-V); (iii) to remove restrictions in the terms of the Option Plan on the number of stock options that may be granted to any one optionee and to certain classes of optionees (these restrictions had been required by the rules of the TSX-V); (iv) as set out in item (d) above, to provide that

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the Board has the discretion in certain situations to determine to allow stock options to continue to be exercisable after the departure from the Corporation of the optionee for a period of time not to exceed the balance of the Term of such stock options (prior to the Amendments, the Option Plan contemplated that, as required by the rules of the TSX-V, such exercise period could not exceed 30 days, 90 days or one year, depending on the circumstances, after the departure of the optionee); (v) to include in the Option Plan the provisions set out in item (i) above; and (vi) a number of “housekeeping” Amendments (including to remove references to the TSX-V).

As described in this Circular under “Amendments to Stock Option Plan”, additional amendments to the Option Plan were approved by the Board in September 2006 and March 2007 and, as required by the rules of the TSX, shareholders will be asked at the Meeting to approve these additional amendments.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, is indebted to the Corporation or a subsidiary of the Corporation.

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, no director or officer of the Corporation, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the outstanding common shares of the Corporation (a “10% Shareholder”), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s financial year ended December 31, 2006 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

In May 2006, the Company completed an equity financing which involved (including the exercise by the underwriters of an over-allotment option) the issue and sale of a total of 4,376,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$56,012,800. The Company understands that institutional accounts managed by affiliates of Capital Group International, Inc. (see “Voting Securities and Principal Holder Thereof”) purchased shares under this financing. The address for Capital Group International, Inc. is 333 South Hope Street, Los Angeles, California, 90071 - 1406, U.S.A.

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FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2006 (the “2006 Financial Statements”), together with the auditors’ report thereon, will be placed before the Meeting. A copy of the 2006 Financial Statements is attached to this Circular as Exhibit 1.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation’s Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled “Disclosure of Corporate Governance Practices”) provides that the corporate governance disclosure required by Form 58-101F1 must be included in this Circular. The following addresses the items identified in Form 58-101F1.

Board of Directors

A director is considered “independent” if he has no direct or indirect material relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Board consists of seven persons, three of whom are independent and four of whom have been determined to not be independent. John A. Clarke, Piers A. Cumberlege and Bernard R. van Rooyen are independent. Peter N. Cowley (who is President and Chief Executive Officer of the Corporation), Arnold T. Kondrat (who is Executive Vice President of the Corporation), Simon F.W. Village (who is Chairman of the Board of the Corporation) and Richard J. Lachcik (who is a partner of Macleod Dixon LLP, which acts as counsel to the Corporation) are not independent of the Corporation.

The Board facilitates its exercise of independent judgment in carrying out is responsibilities by maintaining three independent directors and by having each committee of the Board comprised only of independent directors. The Board also believes that the fiduciary duties placed on individual directors by the Canada Business Corporations Act (the Corporation’s governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors’ participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Corporation.

The independent directors of the Corporation do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, to facilitate open and frank discussion among its independent directors, the Board has adopted a practice of setting aside time at each meeting of the Board for the independent directors to hold discussions without management present. As well, an in camera session is held, without management present, at the end of each Audit Committee meeting with the external auditors of the Corporation.

The Corporation’s Chairman of the Board, Simon F.W. Village, is not an independent director.

Directorships

The following directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent):

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Name of Director	Names of Other Issuers
John A. Clarke	Nevsun Resources Ltd. Mediterranean Resources Ltd.
Peter N. Cowley	None
Piers A. Cumberlege	None
Arnold T. Kondrat	Nevada Bob’s International Inc. BRC Diamond Corporation
Richard J. Lachcik	Nevada Bob’s International Inc. BRC Diamond Corporation Eurasia Gold Inc. United Reef Limited
Bernard R. van Rooyen	Gold Fields Limited Mvelaphanda Resources Limited Northern Plantinum Limited Trans Hex Groep Beperk
Simon F.W. Village	BRC Diamond Corporation

Meetings of the Board of Directors

The frequency of Board meetings and the nature of the meeting agendas depend upon the nature of the business and affairs of the Corporation from time to time. During the financial year ended December 31, 2006, the Board held five meetings, and during 2007 up to the date of this Circular there have been two Board meetings. All directors were present at each of these meetings in 2006 and 2007, other than Mr. van Rooyen who was not present at one Board meeting held in 2007.

Board Mandate

The Board does not have a written mandate. In broad terms, the Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving financings and acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the Corporation. The Board is also responsible for approving the appointment of officers, stock option grants, financial statements and proxy materials.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board, the chair of each Board committee or the Chief Executive Officer of the Corporation. Peter N. Cowley, the Corporation’s President and Chief Executive Officer, is responsible for the day-to-day operations of the Corporation. Mr. Cowley and other members of senior management, including Simon F.W. Village, the Corporation’s Chairman of the Board, undertake a significant role in the long range planning and

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corporate finance activities of the Corporation. The Chairman of the Board also chairs all meetings of the Board and is responsible for managing the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities.

Both of the Board’s committees, the Audit Committee and the Compensation Committee, have charters which set out their respective roles and responsibilities.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation regarding (a) the role of the Board, its committees and its directors, and (b) the nature and operations of the Corporation’s business, will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Corporation’s directors. Each of the Corporation’s directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director. The Corporation’s legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the “Code”). A copy of the Code may be obtained from the Treasurer of the Corporation at (416) 366-2221 and is also available on SEDAR at www.sedar.com. Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Corporation’s Chief Executive Officer.

There have been no material change reports filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer of the Corporation that constitutes a departure from the Code.

In accordance with the Canada Business Corporations Act (the Corporation’s governing corporate legislation), directors of the Corporation who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

The Board has also adopted a “whistleblower” policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Corporation’s organization including, (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment. The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct. The Board has also adopted an insider trading policy to encourage and promote a culture of ethical business conduct.

24

Nomination of Directors

The Board has not appointed a nominating committee and does not believe that such a committee is warranted at the present time. The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and officers.

Compensation

The Board determines director and executive officer compensation by recommendation of the Compensation Committee. Each of the members of the Compensation Committee are independent.

The responsibilities of the Compensation Committee include, among other things, making recommendations to the Board with respect to (a) the compensation of the Corporation’s executive officers and directors, (b) the payment of bonuses to the Corporation’s personnel, and (c) the grant of stock options under the Corporation’s Stock Option Plan. The Compensation Committee has the authority to engage, at the expense of the Corporation, any external professional or other advisors which it determines necessary in order to carry out its duties.

Additional information with respect to officer and director compensation matters is set out in this Circular under “Statement of Executive Compensation”.

Other Board Committees

The Board does not have any standing committees other than the Audit Committee and the Compensation Committee.

Assessments

The Board monitors but does not formally assess the effectiveness and contribution of the Board, its committees and individual Board members. To date, the Board has satisfied itself, through informal discussions, that the Board, its committees and individual Board members are performing effectively.

U.S. CORPORATE GOVERNANCE MATTERS

The common shares of the Corporation are listed on the American Stock Exchange, Inc. (the “AMEX”). The AMEX company guide permits the AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by U.S. domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is 33 1/3% of the outstanding shares of common voting stock. In addition, a company listed on the AMEX is required to state its quorum requirement in its by-laws. The Corporation’s quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy.

25

Proxy Delivery Requirement: The AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. The Corporation is a foreign private issuer as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations of Canada.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the 2006 Financial Statements and the Corporation’s management’s discussion and analysis relating to such financial statements (the “2006 MD&A”). Copies of this Circular (including the 2006 Financial Statements attached hereto), the 2006 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2006 Financial Statements and the Corporation’s management’s discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the Treasurer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3.

A proposal for any matter that a shareholder proposes to raise at the next annual meeting of shareholders of the Corporation must be submitted to the Corporation at least 90 days before the anniversary date of the Notice (that is, at least 90 days before the anniversary date of April 9, 2007) and must comply with the other requirements of the Canada Business Corporations Act relating to proposals.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board. Unless otherwise indicated, information contained in this Circular is given as of April 9, 2007.

DATED at Toronto, Ontario this 9th day of April, 2007.

BY ORDER OF THE BOARD

/s/ Arnold T. Kondrat

Arnold T. Kondrat

Executive Vice President

EXHIBIT 1

Banro Corporation

Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in U.S. dollars)

Contents

Auditors' Report	**2**
Consolidated Financial Statements	
Balance Sheets	**3**
Statements of Operations and Deficit	**4**
Statements of Cash Flows	**5**
Summary of Significant Accounting Policies	**6-8**
Notes to Financial Statements	**9-26**

BDO

Auditors' Report

To the Shareholders of
Banro Corporation

We have audited the consolidated balance sheets of Banro Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit, and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

(Signed) BDO Dunwoody LLP

Chartered Accountants
Toronto, Ontario
March 11, 2007

2

Banro Corporation
Consolidated Balance Sheets
(Expressed in U.S. dollars)

	December 31, 2006	December 31, 2005
Assets		
Current		
Cash	**$ 5,962,993**	$ 1,651,937
Short term investments (Note 2)	**46,298,028**	21,789,603
Accounts receivable and prepaid expenses	**279,449**	130,496
	52,540,470	23,572,036
Investments (Note 3)	**2,516,178**	1,246,203
Property, plant and equipment (Note 4)	**1,209,629**	1,132,570
Deferred exploration expenditures (Note 5)	**34,132,109**	12,162,137
	$ 90,398,386	$ 38,112,946
Liabilities and Shareholders' Equity		
Current		
Accounts payable	**$ 2,858,957**	$ 1,421,571
Shareholders' equity		
Share capital (Note 6)	**130,181,820**	77,725,794
Contributed surplus (Note 6(e))	**6,873,851**	5,407,283
Cumulative translation adjustment (Note 3(b))	**7,284**	23,449
Deficit	**(49,523,526)**	(46,465,151)
	87,539,429	36,691,375
	$ 90,398,386	$ 38,112,946

On behalf of the Board

(signed) "*Peter N. Cowley*" Director

Peter N. Cowley

(signed) "*Arnold T. Kondrat*" Director

Arnold T. Kondrat

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

3

Banro Corporation
Consolidated Statements of Operations and Deficit
(Expressed in U.S. dollars)

For the years ended December 31	2006	2005	2004
Expenses			
Professional fees	$ 686,376	$ 551,472	$ 305,904
Consulting fees	245,435	760,655	96,004
Office and sundry	787,747	820,830	439,344
Salary	1,306,412	1,374,511	561,784
Employee stock based compensation	1,167,062	873,048	2,195,231
Travel	451,291	526,818	362,553
Shareholder relations and promotion	833,212	839,150	174,446
Directors fees	30,000	23,848	-
Interest and bank charges	17,377	13,330	6,868
Amortization	21,520	37,777	47,384
Bad debt expenses	-	-	203,572
Foreign exchange loss (gain)	597,605	(691,207)	(330,449)
	(6,144,037)	(5,130,232)	(4,062,641)
Interest income	1,987,420	336,642	122,209
Loss from operations	(4,156,617)	(4,793,590)	(3,940,432)
Share of equity loss of BRC Diamond and Loncor	(416,720)	(337,836)	(505,153)
Gain (loss) on dilution of interest in BRC Diamond	1,514,962	630,084	(2,232)
Write down of investment	-	-	(225,901)
Recovery of legal fees from lawsuit	-	-	24,338
Net loss for the year	(3,058,375)	(4,501,342)	(4,649,380)
Deficit, beginning of year	(46,465,151)	(41,963,809)	(37,314,429)
Deficit, end of year	$ (49,523,526)	$ (46,465,151)	$ (41,963,809)
Loss per share (Note 6(d))	$ (0.08)	$ (0.16)	$ (0.18)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

4

Banro Corporation
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

For the years ended December 31	2006	2005	2004
Cash provided by (used in)			
Operating activities			
Net loss for the period	**$ (3,058,375)**	$ (4,501,342)	$ (4,649,380)
Adjustments to reconcile loss to net cash provided by operating activities			
Unrealized foreign exchange loss (gain)	**644,293**	(1,488,349)	(380,850)
Share of equity loss	**416,720**	337,836	505,153
(Gain) loss on dilution of interest	**(1,514,962)**	(630,084)	2,232
Value of options issued (Note 6(c))	**1,167,062**	1,585,965	2,195,231
Amortization	**21,520**	37,777	47,384
Bad debts	**-**	-	203,572
Write down of investment	**-**	-	225,901
Accrued interest	**(558,576)**	(191,603)	-
Changes in non-cash working capital			
Accounts receivable and prepaid expenses	**(148,953)**	(105,967)	(8,593)
Accounts payable	**1,437,386**	1,209,355	157,413
	(1,593,885)	(3,746,412)	(1,701,937)
Investing activities			
Acquisition of property, plant and equipment	**(529,722)**	(819,935)	(573,154)
Short term investments	**(23,949,849)**	(21,598,000)	-
Investment and advances to BRC Diamond	**387,310**	-	-
Investment and advances to Loncor	**(55,000)**	-	-
Due from related parties and note receivable	**-**	(362,291)	63,344
Deferred exploration expenditures (Note 5)	**(19,806,006)**	(8,690,090)	(1,921,718)
	(43,953,267	(31,470,316)	(2,431,528)
Financing activities			
Common shares issued for cash	**50,757,431**	26,338,750	11,868,860
Effect of foreign exchange on cash held in foreign currency	**(899,223)**	1,472,718	382,872
Net increase (decrease) in cash during the year	**4,311,056**	(7,405,260)	8,118,267
Cash, beginning of year	**1,651,937**	9,057,197	938,930
Cash, end of year	**$ 5,962,993**	$ 1,651,937	$ 9,057,197

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

5

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

Nature of Business

Banro Corporation's (the "Company") business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the *Canada Business Corporations Act* on April 2, 2004. The Company was previously governed by the Ontario *Business Corporations Act*.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in Canada, Delrand Explorations Inc., its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Investments

Investments in companies subject to significant influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	- 20% declining balance basis
Office equipment	- Straight line over four years
Vehicles	- Straight line over four years
Communication equipment	- Straight line over four years
Field camps	- Straight line over four years
Surveying equipment	- Straight line over four years
Geochemistry	- Straight line over four years
Field equipment	- Straight line over four years
Leasehold improvements	- Straight line over five years

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

6

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. The Company's foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the year, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and deficit.

Deferred Exploration Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110 "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to reclamation and abandonment. The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

7

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

Financial Instruments	Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of its financial instruments approximate their carrying values, unless otherwise noted. At December 31, 2006, the Company held the equivalent of $19,678,711 (December 31, 2005 - $9,408,409) in Canadian dollar cash and short term investments.
Income Taxes	The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.
Use of Estimates	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Variable Interest Entities	Effective January 1, 2005, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA") to account for variable interest entities ("VIE's"). This new standard recognizes that a controlling financial interest in an entity may exist through arrangements that do not involve a voting interest. Such entities are considered to be variable interest entities and can arise from a variety of legal structures. Implementation of this standard has had no impact on the Company's financial position or results of operations.

8

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

1. Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

2. Short Term Investments

The Company has invested in US$ commercial paper and discount notes with interest rates varying from 4.83% to 5.05% and maturities up to March 7, 2007 with a market value of $27,724,718 and Cdn$ discount notes and bankers acceptance with interest rates varying from 3.78% to 4.0% maturities up to February 28, 2007 and a market value of $18,573,310 (Cdn$ 21,653,861).

3. Investments

(a) Investment in Nevada Bob's International Inc.

The investment in Nevada Bob's International Inc. ("NBI"), a licensor of certain golf equipment and apparel trademarks, represents 4.67% of the outstanding common shares of NBI and is accounted for under the cost method, as management does not have the ability to exercise significant influence over NBI. This investment will continue to be carried at cost of $150,601 (2005- $150,601) and will be written down only when there has been a loss in value which is other than temporary. The quoted market value of the shares on December 31, 2006 was $0.14 per share or $131,776 in the aggregate (December 31, 2005 - $75,300).

(b) Investment in BRC Diamond Corporation

The Company owns 3,744,032 common shares, representing a 30.14% (December 31, 2005 – 35.78%) equity interest, in BRC Diamond Corporation ("BRC") with a quoted market value of approximately $12,304,847 at December 31, 2006 (December 31, 2005 - $9,657,864). The assets and liabilities of BRC are translated in US $ at the year end rate of exchange for the purpose of incorporation in the Company's consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under Cumulative translation adjustment as a separate component of shareholders' equity.The principal business of BRC is the acquisition and exploration of mineral properties.

In April 2005, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$2.50 per share for gross proceeds of Cdn$2,500,000. The Company did not participate in this financing and therefore its equity interest in BRC was reduced to 35.78%. This reduction in equity interest resulted in a dilution gain of $630,084.

9

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

3. Investments (continued)

In March 2006, BRC issued, by way of private placement, 1,900,000 of its common shares at a price of Cdn$3.50 per share for gross proceeds of Cdn$6,650,000. In April 2006, BRC issued 60,000 common shares, on the exercise of broker warrants, at a price of Cdn$ 2.50 for gross proceeds of Cdn$150,000. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 30.14%. This reduction in equity interest resulted in a dilution gain of $1,514,962.

The Company's investment in BRC is summarized as follows:

	December 31, 2006	December 31, 2005
Equity investment, beginning of period	**$ 708,292**	$ 202,431
Share of loss	**(387,425)**	(337,836)
Gain on dilution of interest	**1,514,962**	630,084
Share of contributed surplus	**179,759**	190,164
Cumulative translation adjustment	**7,284**	23,449
Equity investment, end of period	**2,022,872**	708,292
Amount due from BRC	**-**	387,310
	$ 2,022,872	$ 1,095,602

BRC's summarized consolidated balance sheet and income statement for the years ended December 31, 2006 and December 31, 2005, converted to US $ at the year end rate of exchange, are as follows:

	December 31, 2006	December 31, 2005
Assets		
Current assets	**$ 329,988**	$ 159,213
Investment	**78,939**	79,096
Mineral properties	**6,401,050**	2,366,550
Property, plant and equipment	**138,695**	185,829
	6,948,672	2,790,688
Liabilities	**(237,082)**	(811,116)
Net Equity	**$ 6,711,590**	$ 1,979,572

	December 31, 2006	December 31, 2005	December 31, 2004
Income Statement			
Interest income	**$ 336**	$ 263	$ 7
Expenses	**(887,642)**	(899,996)	(309,511)
Write-off of investment	**-**	-	(890,863)
Write-off of mineral claims	**(355,531)**	(25,465)	(4,654)
Net Loss	**$ (1,242,837)**	$ (925,198)	$ (1,205,021)

10

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

3. Investments (continued)

(c) Investment in Loncor Resources Inc.

On March 30, 2006, the Board of Directors of the Company approved the issue of common shares of the wholly owned subsidiary, Loncor Resources Inc. ("Loncor") to an officer and director of the Company for cash consideration of Cdn$271,570. This resulted in the Company's equity interest in Loncor being reduced from 100% to 48.76% and the Company no longer controlling this entity. However, the Company continues to exercise significant influence over Loncor's operations; therefore, the Company changed the method of accounting for its investment in Loncor from the consolidation method to the equity method. The principal business of Loncor is the acquisition and exploration of mineral properties. As at December 31, 2006, the carrying book value of the Company's investment in Loncor amounted to $342,705.

The Company's investment in Loncor is summarized as follows:

	December 31, 2006	December 31, 2005
Equity investment, beginning of period	$ 215,000	$ 215,000
Share of loss	(29,295)	-
Equity investment, end of period	185,705	215,000
Amount due from Loncor	157,000	102,000
	$ 342,705	$ 317,000

Loncor's summarized consolidated balance sheet and income statement for the years ended December 31, 2006 and December 31, 2005, are as follows:

	December 31, 2006	December 31, 2005
Assets		
Current assets	$ 77,613	$ 12,057
Mineral properties	635,422	331,977
Property, plant and equipment	8,500	17,500
	721,535	361,534
Liabilities	(330,086)	(146,684)
Net Equity	$ 391,449	$ 214,850

	December 31, 2006	December 31, 2005
Income Statement		
Interest income	$ 18	$ -
Expenses	(363,528)	(120,038)
Charges capitalized to Mineral properties	303,447	120,038
Net Loss	$ (60,063)	$ -

11

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

4. Property, Plant and Equipment

December 31, 2006	**Cost**	**Accumulated Amortization**	**Net Book Value**
Furniture and fixtures	**$ 167,656**	**$ 26,620**	**$ 141,036**
Office equipment	**370,599**	**236,943**	**133,656**
Vehicles	**772,716**	**331,477**	**441,239**
Communication equipment	**59,417**	**21,902**	**37,515**
Field camps	**431,291**	**162,390**	**268,901**
Surveying equipment	**90,057**	**33,149**	**56,908**
Geochemistry	**132,527**	**50,647**	**81,880**
Field equipment	**18,059**	**6,342**	**11,717**
Leasehold improvement	**152,470**	**115,693**	**36,777**
	$ 2,194,792	**$ 985,163**	**$ 1,209,629**

December 31, 2005	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 31,489	$ 17,152	$ 14,337
Office equipment	341,984	164,354	177,630
Vehicles	607,586	141,986	465,600
Communication equipment	32,347	11,842	20,505
Field camps	350,182	65,456	284,726
Surveying equipment	76,736	12,300	64,436
Geochemistry	105,167	22,338	82,829
Field equipment	13,993	1,827	12,166
Leasehold improvement	119,115	108,774	10,341
	$ 1,678,599	$ 546,029	$ 1,132,570

12

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

5. Deferred Exploration Expenditures

Deferred Exploration

	Year ended December 31, 2006	Year ended December 31, 2005	Cumulative from inception in April 1994 to December 31, 2006
Exploration cost	$ 19,786,006	$ 8,690,090	$ 46,873,985
Stock option compensation expense	2,076,385	529,614	2,986,211
Amortization of plant and equipment	419,708	245,302	772,971
Deconsolidation of Loncor	(332,127)	-	(332,127)
Net expenditure	21,949,972	9,465,006	50,301,040
Effect of exchange rate change	-	-	2,511
	21,949,972	9,465,006	50,303,551
Write-off	-	-	(16,191,442)
	$ 21,949,972	$ 9,465,006	$ 34,112,109

Mineral rights

	Year ended December 31, 2006	Year ended December 31, 2005	Cumulative from inception in April 1994 to December 31, 2006
Mineral rights	$ 20,000	$ -	$ 9,701,194
Write-off	-	-	(9,681,194)
	$ 20,000	$ -	$ 20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

13

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

6. Share Capital

(a) Authorized Share Capital

(b) Issued Share Capital - Common Shares

	Number of Shares	Amount
December 31, 2003	20,855,688	$ 39,469,888
Exercise of stock options	1,010,000	286,024
Exercise of warrants	700,000	286,048
Issued during the year	4,000,000	11,037,168
December 31, 2004	26,565,688	51,079,128
Exercise of stock options	406,000	246,467
Exercise of warrants	240,000	1,048,939
Issued during the year (i), (ii)	5,500,000	25,351,260
December 31, 2005	**32,711,688**	**77,725,794**
Exercise of stock options	**1,512,949**	**5,521,674**
Issued during the year (iii)	**4,376,000**	**46,934,352**
December 31, 2006	**38,600,637**	**$ 130,181,820**

(i) On July 29, 2005, the Company completed a private placement of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000 (US$ 14,989,000). RBC Capital Markets acted as the Company's agent in connection with the financing.

(ii) In October 2005, the Company completed a non-brokered private placement of 2,000,000 common shares of the Company at a price of Cdn$6.50 per share for gross proceeds of Cdn$13,000,000 (US$10,982,500). The purchasers of the shares were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

(iii) On May 4, 2006, the Company completed a financing involving the issuance of 3,925,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$50,240,000. The underwriters who conducted the financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc. In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to 451,000 in additional common shares of the Company at a price of Cdn$12.80 per share. This option was exercised in full, resulting in the issuance of 451,000 common shares of the Company on May 15, 2006.

14

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

6. Share Capital - (continued)

(c) Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at December 31, 2006, the Company had 4,811,051 stock options outstanding to acquire common shares at a weighted-average price of Cdn$8.36 per share, expiring at various dates between February 2008 and December 2011.

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn $
Outstanding at December 31, 2003	2,163,000	1.03
Exercised	(1,010,000)	(0.37)
Granted	2,560,000	3.61
Outstanding at December 31, 2004	3,713,000	2.99
Exercised or cancelled	(456,000)	(1.62)
Granted	1,040,000	5.12
Outstanding at December 31, 2005	4,297,000	3.70
Exercised or cancelled	**(1,602,949)**	**(3.16)**
Granted	**2,117,000**	**13.90**
Outstanding at December 31, 2006	**4,811,051**	**8.36**

15

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

6. Share Capital - (continued)

(c) Stock options - (continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options outstanding and exercisable			
Date of grant	**Number outstanding at 12/31/06**	**Options Exercisable at 12/31/06**	**Exercise price Cdn$**	**Expiry date**
10/16/03	27,500	27,500	2.00	10/16/08
01/21/04	600,000	600,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
02/17/04	200,000	200,000	3.50	02/17/09
03/16/04	400,000	400,000	4.10	03/16/09
06/24/04	481,000	481,000	4.00	06/22/09
08/31/04	54,000	54,000	4.00	08/31/09
10/06/04	40,000	40,000	4.00	10/06/09
12/14/04	15,000	15,000	4.50	12/14/09
02/11/05	90,000	90,000	4.70	02/10/10
02/11/05	200,000	200,000	4.70	02/10/08
05/02/05	200,000	200,000	5.25	05/02/08
07/19/05	11,250	7,500	5.25	07/19/10
07/20/05	117,801	80,301	5.25	07/20/08
08/08/05	50,000	37,500	6.65	08/08/10
08/31/05	95,000	71,250	6.60	08/31/10
09/09/05	52,500	35,000	6.68	09/09/10
01/25/06	305,000	-	11.25	01/25/11
02/06/06	20,000	-	11.25	02/06/11
10/24/06	652,000	-	13.52	10/24/11
12/18/06	1,100,000	-	15.00	12/18/11
	4,811,051	**2,639,051**		

2004

During 2004, the Company recognized in the statement of operations as an expense $2,195,231 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company's stock option plan. In addition, an amount of $380,212 related to stock options issued to employees of the Company's subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

16

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

6. Share Capital - (continued)

(c) Stock Options - (continued)

2005

During 2005, the Company recognized in the statement of operations as an expense $873,048 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company's stock option plan. An amount of $529,614 related to stock options issued to employees of the Company's subsidiaries in the Congo was capitalized as deferred exploration expenditures. In addition, the Company recognized consulting fees of $712,917 representing the fair value of stock options granted to consultants under the Company's stock option plan. These amounts were credited accordingly to contributed surplus in the balance sheet.

2006

During 2006, the Company recognized in the statement of operations as an expense $909,019 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company's stock option plan. In addition, an amount of $2,149,431 related to stock options issued to employees of the Company's subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i) risk-free interest rate: 3.83% to 4.08% (2005 – 2.99% to 3.28%; 2004 – 2.24% to 3.34%)

(ii) expected volatility: 42.91% to 50.92% (2005 – 32.16% to 43.21%; 2004 – 51.21% to 97.1%)

(iii) expected life: 3 to 5 years (2005 – 3 to 5 years; 2004 – 2.77 years)

(iv) expected dividends: $Nil (2005 - $Nil; 2004 - $Nil)

A summary of the status of the Company's non-vested options as at December 31, 2006 and changes during the year is presented below:

Non-vested options	**Number of Options**	**Weighted average grant date fair value**
Non-vested at December 31, 2005	615,000	$ 1.71
Granted	**2,077,000**	**6.33**
Vested	**(520,000)**	**(1.84)**
Non-vested at December 31, 2006	**2,172,000**	**$ 6.14**

17

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

6. Share Capital - (continued)

(d) Earnings (Loss) per Share

Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2006, amounting to 36,760,302 (2005 – 28,963,611; 2004 – 25,322,729) common shares.

Fully diluted earnings (loss) per share have not been presented since the exercise of the options and warrants would be anti-dilutive.

(e) Contributed Surplus

	December 31, 2006	December 31, 2005
Balance, beginning of the period	**$ 5,407,283**	$ 3,409,456
Options granted	**3,058,450**	2,115,579
Share of BRC contributed surplus (note 3(b))	**179,759**	190,164
Options exercised/ cancelled	**(1,771,641)**	(48,296)
Warrants exercised	**-**	(259,620)
Balance, end of the period	**$ 6,873,851**	$ 5,407,283

7. Related Party Transactions

Directors fees of $30,000 (2005 - $23,848; 2004 - $Nil) were paid to non-executive directors of the Company.

Legal fees of $608,238 (2005 - $392,655; 2004 - $294,865), incurred in connection with general corporate matters as well as the Company's financings, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At year end $20,054 (2005 - $22,372; 2004 - $23,207) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

18

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

8. Income Taxes

The Company's income tax provisions (recovery) for the years ended December 31, 2006, 2005 and 2004 have been calculated as follows:

	2006	2005	2004
Net loss for the year	$ 3,058,375	$ 4,501,342	$ 4,649,380
Combined federal and provincial income tax rates	36.12%	36.12%	36.12%
Income tax recovery at Canadian federal and provincial statutory rates	$ (1,104,685)	$ (1,625,885)	$ (1,679,356)
Share issue costs	(262,972)	(115,945)	(65,965)
Other	-	9	552
Non deductible amounts expensed	483,375	317,262	980,379
Losses expired	-	311,726	151,721
Gain on dilution	548,078	-	-
Change in valuation allowance	336,204	1,112,833	612,669
	$ -	$ -	$ -

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Property, plant and equipment	$ 32,488	$ 66,549
Investments	-	19,848
Foreign exchange	(271,775)	(537,592)
Share issue cost	947,918	-
Non-capital losses carried forward	3,429,165	4,252,787
Net future tax asset before valuation allowance	4,137,796	3,801,592
Valuation allowance	(4,137,796)	(3,801,592)
Net future tax asset	$ -	$ -

As at December 31, 2006, the Company had estimated net capital losses for Canadian tax purposes of $32,090,158. These losses do not expire and may be utilized to reduce future taxable capital gains, if any.

19

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

8. Income Taxes - (continued)

As at December 31, 2006, the Company has estimated non-capital losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below. These tax losses will expire as follows:

2007	919,000
2008	1,135,000
2009	1,951,000
2010	1,128,000
2015	5,167,000
	10,300,000

A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

9. Lease Commitments

The Company's future minimum lease commitments for office premises as at December 31, 2006 for the following four years are as follows:

2007	$ 93,996
2008	93,996
2009	93,996
2010	62,664

10. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	December 31, 2006	December 31, 2005
Democratic Republic of the Congo – deferred exploration costs	**$ 34,132,109**	$ 12,162,137
Democratic Republic of the Congo – capital assets	**1,169,905**	1,090,279
Canada – capital assets	**39,724**	42,291
	$ 35,341,738	$ 13,294,707

20

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

11. Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

12. Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

Year ended December 31,		2006		2005		2004
Amortization included in deferred exploration expenditures	$	**419,708**	$	245,302	$	72,511
Stock option compensation included in deferred exploration expenditures		**2,076,385**		529,614		380,212
Shares received on debt settlement		**-**		-		254,099

13. Subsequent Events

In February and March 2007, the Company received Cdn$4,816,125 from the exercise of 1,169,500 stock options previously granted under the Company's stock option plan.

In early 2007, W.B. Kasai Congo SPRL (a private Congolese company) commenced a proceeding against the Company's subsidiary, Banro Congo Mining SARL, in a Congolese Commercial Court relating to claims to certain new properties in the Congo located between the Company's Lugushwa and Namoya Projects and the validity of an agreement entered into between Banro Congo Mining SARL and W.B. Kasai Congo SPRL with respect to the exploration for minerals on such properties. W.B. Kasai Congo SPRL recently obtained a judgment granting a $200,000 award against Banro Congo Mining SARL for damages. Banro Congo Mining SARL will be appealing this judgment.

21

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

14. Generally Accepted Accounting Principles in Canada and the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("U.S. GAAP") except for the following:

(a) Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b) Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c) Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(d) Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealised gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115 the Company is accounting for the marketable securities as available for sale.

22

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

14. Generally Accepted Accounting Principles in Canada and the United States (continued)

(e) Equity Investment

For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

(f) Recently issued United States Accounting Standards

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109, ("FIN 48"), which clarifies the accounting and disclosure requirements for uncertainty in tax positions. This Interpretation requires financial statement recognition of the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Additionally, FIN 48 provides guidance on measurement, de-recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The provisions of FIN 48 will be effective as of the beginning of the Company's fiscal year 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The adoption of FIN 48 will not have a material effect on the Company's financial condition or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108") Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on the Company's financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations and pronouncements that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged provided that the reporting entity has not yet issued financial statements for that fiscal year including financial statements for an interim period within that fiscal year. The Company is assessing SFAS No. 157 and has not determined yet the impact that the adoption of SFAS No. 157 will have on its result of operations or financial position.

23

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

14. Generally Accepted Accounting Principles in Canada and the United States (continued)

(f) Recently issued United States Accounting Standards (continued)

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which requires employers to: (a) recognize in its statement of financial position an asset for a plan's over-funded status or a liability for a plan's under-funded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. These changes will be reported in comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending December 15, 2006 for entities with publicly traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has no defined benefit pension plans.

The impact of the foregoing on the financial statements is as follows:

Income Statement

	2006	2005	2004
Loss per Canadian GAAP	**$ (3,058,375)**	$ (4,501,342)	$(4,649,380)
Equity loss adjustment	**(1,117,815)**	(642,677)	(19,702)
Deferred exploration	**(21,949,979)**	(9,465,006)	(2,374,441)
Loss per U.S. GAAP	**(26,126,169)**	(14,609,025)	(7,043,523)
Other comprehensive gain(loss) – Cumulative translation adjustment	**(20,769)**	21,804	(38,341)
Other comprehensive gain(loss) – Adjustment for shares available for sale	**56,476**	(75,301)	56,475
Total comprehensive loss	**$(26,090,462)**	$(14,662,522)	$(7,025,389)
Loss per share (basic and diluted)	**$ (0.71)**	$ (0.50)	$ (0.28)

24

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

14. Generally Accepted Accounting Principles in Canada and the United States (continued)

Balance Sheet

	2006	2005
Total assets per Canadian GAAP	$ 90,398,386	$ 38,112,946
Investment available for sale	(18,825)	(75,301)
Equity investment	(1,929,278)	(846,753)
Deferred exploration	(34,132,109)	(12,162,137)
Total assets per U.S. GAAP	$ 54,318,174	$ 25,028,755
Total liabilities per Canadian and U.S. GAAP	$ 2,858,957	$ 1,421,571
Shareholders' equity per Canadian GAAP	$ 87,539,429	$ 36,691,375
Equity investment adjustments	(1,964,567)	(845,108)
Cumulative translation adjustment	(7,284)	(23,449)
Deferred exploration	(34,132,109)	(12,162,137)
Accumulated other comprehensive loss per U.S. GAAP		
Accumulated other comprehensive loss	(18,825)	(75,301)
Cumulative translation account	42,573	21,804
Total shareholders' equity per U.S. GAAP	$51,459,217	$23,607,184
Total liabilities and shareholders' equity per U.S. GAAP	$54,318,174	$25,028,755

25

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

14. Generally Accepted Accounting Principles in Canada and the United States (continued)

Cash Flow

	2006	2005	2004
Cash flow provided by (used in)			
Operating activities per Canadian GAAP	**$ (1,593,885)**	$ (3,746,412)	$ (1,701,937)
Deferred exploration	**(19,806,006)**	(8,690,090)	(1,921,718)
Operating activities per US GAAP	**(21,399,891)**	(12,436,502)	(3,623,655)
Investing activities per Canadian GAAP	**(43,953,267)**	(31,470,316)	(2,431,528)
Deferred exploration	**19,806,006**	8,690,090	1,921,718
Investing activities per US GAAP	**(24,147,261)**	(22,780,226)	(509,810)
Financing activities per Canadian & US GAAP	**50,757,431**	26,338,750	11,868,860
Effect of foreign exchange on cash	**(899,223)**	1,472,718	382,872
Net increase (decrease) in cash during the year	**4,311,056**	(7,405,260)	8,118,267
Cash, beginning of year	**1,651,937**	9,057,197	938,930
Cash, end of the year	**$ 5,962,993**	$ 1,651,937	$ 9,057,197

26

EXHIBIT 3

BANRO CORPORATION

Suite 7070, 1 First Canadian Place

100 King Street West

Toronto, Ontario M5X 1E3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF

BANRO CORPORATION FOR USE AT THE ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS TO BE HELD ON MAY 8, 2007

The undersigned shareholder(s) of BANRO CORPORATION (the “Corporation”) hereby appoint(s) in respect of all of his or her shares of the Corporation, Richard J. Lachcik, a director of the Corporation, or failing him, Geoffrey G. Farr, Corporate Secretary of the Corporation, or in lieu of the foregoing __________________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held on the 8th day of May, 2007, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1.	TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) in the election of directors as set forth in the management information circular of the Corporation dated April 9, 2007.

2.

TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) on reappointing BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation.

3.

TO VOTE FOR ( ) AGAINST ( ) the resolution approving, confirming and ratifying certain amendments to the Corporation’s Stock Option Plan, as such amendments are described in the management information circular of the Corporation dated April 9, 2007.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the	day of	, 2007.

___________________________ Signature of Shareholder(s)

___________________________ Print Name (see notes on the back of this page)

NOTES:

(1)

The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed. The proxy ceases to be valid one year from its date.

(2)

Where a choice with respect to any matter to be acted upon at the Meeting has been specified in the form of proxy, the shares represented by the form of proxy will be voted or withheld from voting in accordance with the specifications so made. The shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3)

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER & TRUST COMPANY, SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 7TH DAY OF MAY, 2007, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

(4)	IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

(5)	If your address as shown is incorrect, please give your correct address when returning the proxy.

EXHIBIT 4

BANRO CORPORATION

(the “Corporation”)

FINANCIAL STATEMENT AND MD&A REQUEST FORM

In accordance with securities legislation, shareholders of the Corporation may elect annually to receive a copy of the Corporation’s quarterly interim consolidated financial statements and related management’s discussion and analysis (“MD&A”), the Corporation’s annual consolidated financial statements and related MD&A, or both.

If you wish to receive copies of these documents, please complete this form and return it to the following address (shareholders must renew their requests to receive these documents each year):

Equity Transfer & Trust Company

Suite 400, 200 University Avenue

Toronto, Ontario M5H 4H1

☐	Please send me ONLY the quarterly interim consolidated financial statements and related MD&A.
☐	Please send me ONLY the annual consolidated financial statements and related MD&A.
☐	Please send me BOTH the quarterly interim consolidated financial statements and the annual consolidated financial statements, and the respective MD&A for such statements.

Copies of the Corporation’s annual and quarterly consolidated financial statements and related MD&A are also available on the SEDAR website at www.sedar.com.

DATED: , 2007	__________________________________________ Signature I confirm that I am a shareholder of the Corporation.
__________________________________________ Name of Shareholder - Please Print
__________________________________________ Address
__________________________________________
__________________________________________
__________________________________________ Name and title of person signing if different from the name above.

The Corporation will use the information collected solely for the purpose of mailing the financial statements and MD&A to you and will treat your signature on this form as your consent to the above.